Jerry Ropelato

CEO at WhiteClouds

Greater Salt Lake City Area

Message ...

WhiteClouds

Weber State University

See contact info

500+ connections

Experience

CEO/Founder

WhiteClouds

Mar 2013 – Present • 5 yrs 5 mos

Ogden Utah

WhiteClouds builds personalized 3D Printed Models. We are passionate about 3D printing and using this technology to create stunning Architectural Models, Entertainment Models, Medical Models, and Video Game Models. We create Mass Personalization using our 3D printing technology, brand partners and distribution channels. In terms of production capacity, WhiteClouds is the largest full-color 3D Printing service provider in the world.

CEO/Founder

Purch

2003 – Mar 2013 • 10 yrs

Purch, formerly TechMediaNetwork, is the worlds largest Technology Media company (according to Comscore) that produces news and reviews and reaches over 100 Million monthly unique visitors. TechMediaNetwork has reviewed more than 1,000 categories of products and services at TopTenReviews, Toms Hardware, Toms Guide, Laptop Magazine, BuyerZone, and publishes news, features and commentary at SPACE.com, LiveScience, Newsarama, and BusinessNewsDaily. Purch's acquisitions include Imaginova, Laptop Magazine, BestOfMedia, AnandTech, BuyerZone, Active Junky, and Consumr.

Net Nanny Formerly ContentWatch

COO/CTO

Net Nanny Formerly ContentWatch

2000 – 2003 • 3 yrs

ContentWatch, Inc. is an innovative company focused on delivering Internet protection solutions for the consumer, library, education, government, and business markets.

Vitrex

CEO/Founder

Vitrex

1993 – 2000 • 7 yrs

Information Technology Services Company with 6 offices in the Western United States

Iomega

Director of Software Development

Iomega
1989 – 1993 • 4 yrs

Iomega was a producer of external, portable, and networked storage solutions. Established in the 1980s in Roy, Utah, they sold more than 410 million digital storage drives and disks. The ZIP Drive was Iomega's most notable product.

Education

Weber State University

Weber State University
Bachelor's Degree, Data Processing
1975 – 1982

Skills & Endorsements

Start-ups · 73

Endorsed by **Bubba Page and 4 others who are highly skilled at this**

Endorsed by **3 of Jerry's colleagues at WhiteClouds**

Online Marketing · 55

Endorsed by **Alex McArthur and 2 others who are highly skilled at this**

Endorsed by **2 of Jerry's colleagues at WhiteClouds**

Online Advertising · 48

Endorsed by **Mark W. Westlake and 1 other who is highly skilled at this**

Endorsed by **3 of Jerry's colleagues at WhiteClouds**

Show more

Recommendations

Received (1) Given (3)

Alex Lawrence, MBA, PhD

Alex Lawrence, MBA, PhD
Assistant Professor at Weber State University
December 11, 2010, Alex worked with Jerry but at different companies

Jerry is one of the most talented CEO's I've ever met. He leads a highly successful group of web properties that are truly world class. Why? Because Jerry really, truly, is an 'expert'. Many use the title, Jerry has earned it. He knows how to rapidly grow large scale businesses online. There aren't too many areas in business right now that are MORE competitive than Internet marketing, which just makes Jerry's results even more impressive.

Take this simple advice: if you have the opportunity to learn from Jerry about how to grow a business on the Internet, do it. He's a virtual treasure trove of Internet knowledge, experience and success. I'm a big Jerry Ropelato fan on multiple business levels, but also because he's a great guy. What a combo! I'm thrilled to know him and hope to continue learning from him.